FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Hanson Plc

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights:                               (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are
attached:                                                                  ( No)

An event changing the breakdown of voting rights:                          ( No)

Other (please specify) :                                                   ( No)

3. Full name of person(s) subject to the notification obligation:

Ameriprise Financial, Inc. and its group

4. Full name of shareholder(s) (if different from 3.):

See additional information under 13.

5. Date of the transaction and date on which the threshold is crossed or reached if different):

17/05/07

6. Date on which issuer notified:

18/05/07

7. Threshold(s) that is/are crossed or reached:

Below 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares            Situation previous to
if possible using the           the Triggering
ISIN CODE                       transaction
                       Number of shares       Number of voting Rights

GB0033516088           56,713,973              56,713,973

                     Resulting situation after the triggering transaction

Class/type of shares Number of shares  Number of voting rights    % of voting rights
if possible using
the ISIN CODE
                     Direct            Direct     Indirect        Direct    Indirect

GB0033516088        31,394,546        736,772    30,657,774       0.103      4.295

B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Date  Exercise/Conversion Number of voting     % of voting
financial                    Period/ Date        rights that may be   rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.

Total (A+B)
Number of voting rights       % of voting rights

31,394,546                      4.398%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ameriprise Financial, Inc., which controls the voting rights of Threadneedle
Asset Management Holdings Ltd, which controls the voting rights of

Threadneedle Asset Management Ltd, Threadneedle International Ltd and
Threadneedle Pensions Ltd.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Registered Owner

Ameriprise Financial Inc                            A/c               4,195,771
William & Glyns (Isle of Man) Nominees Ltd          A/c301780            38,143
William & Glyns (Isle of Man) Nominees Ltd          A/c301778             9,786
William & Glyns (Isle of Man) Nominees Ltd          A/c301781             9,252
Littledown Nominees Ltd                             A/c 03449           284,814
Littledown Nominees Ltd                             A/c 02891        10,039,793
The Bank Of New York (Nominees)Limited              A/c 960028          231,287
The Bank Of New York (Nominees)Limited              A/c 960053           72,626
The Bank Of New York (Nominees)Limited              A/c 960253          420,734
Littledown Nominees Ltd                             A/c 07198           535,985
Littledown Nominees Ltd                             A/c 27642           195,828
Littledown Nominees Ltd                             A/c 10478            13,783
Littledown Nominees Ltd                             A/c 35822            10,427
Littledown Nominees Ltd                             A/c 11121             7,375
Littledown Nominees Ltd                             A/c 10479            33,000
Chetwynd Nominees Ltd IPB                           A/c TBC              35,601
State Street Bank & Trust, Boston                   A/c GPE1            129,305
The Bank Of New York (Nominees) Limited             A/c 454362          189,494
The Bank Of New York (Nominees) Limited             A/c 960039              950
The Bank Of New York (Nominees) Limited             A/c 960011           18,519
The Bank Of New York (Nominees) Limited             A/c 961111            4,959
Littledown Nominees Ltd                             A/c 07205           472,720
Littledown Nominees Ltd                             A/c 21688           215,567
American Express                                    A/c XTHRF31           2,115
Littledown Nominees Ltd                             A/c 07207         1,351,147
BNY (OSC) Nominees Ltd                              A/c 219709          255,589
Littledown Nominees Ltd                             A/c 07196            34,585
Littledown Nominees Ltd                             A/c 07199            38,907
Roy Nominees                                        A/c 104450           68,896
Mellon Nominees (UK) Ltd                            A/c AVOF003002      825,878
BNY (OSC) Nominees Ltd                              A/c 277650          281,209
Mellon Nominees (UK) Ltd                            A/c WWSF0004002     194,420
Chase Nominees Ltd                                  A/c 42048            14,410
KDTC KAS Depositary Trust Company                   A/c 22.36.31.213.   127,148
Bank of Ireland Nominees                            A/c 4270483         237,325
Bank of Ireland Nominees                            A/c 4239914         153,369
Dexia Bil Sub A/c American Express                  A/c PTG 4268         55,945
Littledown Nominees Ltd                             A/c 18667            69,932
Littledown Nominees Ltd                             A/c 10469           231,424
Littledown Nominees Ltd                             A/c 18668            73,623
Littledown Nominees Ltd                             A/c 10496           524,960
Littledown Nominees Ltd                             A/c 10492           422,135
Littledown Nominees Ltd                             A/c 10491         2,115,620
Littledown Nominees Ltd                             A/c 10488         4,627,320
Littledown Nominees Ltd                             A/c 10495           577,258
Littledown Nominees Ltd                             A/c 10489           458,674
Threadneedle Specialist Funds ICVC                  A/c 34204           458,511
Littledown Nominees Ltd                             A/c 41408             7,627
Chase Nominees Ltd                                  A/c 41407            46,202
Littledown Nominees Ltd                             A/c 30337            21,185
Littledown Nominees Ltd                             A/c 02642           847,204
BNY (OSC) Nominees Ltd                              A/c 219064          106,209

14. Contact name:

Company Secretary, Threadneedle group

15. Contact telephone number:

0207 464 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   May 21, 2007